Filed by Liquid Audio, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) and rule 14a-12
under the Securities Act of 1934
September 11, 2002

Subject Company: Alliance Entertainment Corp.
Registration Statement Number 33-96925

Liquid Audio (LQID) Presentation to ISS Gerry Kearby, CEO Ray Doig, Director Michael Bolcerek, CFO September 11, 2002

Forward-Looking Statements All statements made in this release, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "guidance" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Liquid Audio and Alliance Entertainment Corp. and the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Liquid Audio's and Alliance Entertainment's businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions, our ability to develop new products to meet market demand, our ability to successfully combine two geographically dispersed businesses, our ability to realize synergies of the merger; our ability to maintain cost controls; the mix of products and services our customers require and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Liquid Audio can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Liquid Audio with the Securities and Exchange Commission ("SEC"). Each of Liquid Audio and Alliance Entertainment expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it. Additional Information and Where to Find It Liquid Audio has filed a Registration Statement on SEC Form S-4 in connection with the merger and plans to file a Tender Offer Statement on Schedule TO in connection with the offer. Investors and stockholders of Liquid Audio and Alliance Entertainment are urged to read the Registration Statement and the Tender Offer Statement carefully when it is available. The Registration Statement contains important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement and these other documents may also be obtained from Liquid Audio by directing a request through the Liquid Audio Web site at http://www.liquidaudio.com or by mail to Liquid Audio, Inc., Attention: Investor Relations. In addition to the Registration Statement and the Tender Offer Statement, Liquid Audio files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Liquid Audio at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC- 0330 for further information on the public reference rooms. Liquid Audio's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Business Background 1st distributor of digital music Currently provides distribution of digital music for record labels including Warner, BMG, EMI, Zomba and Universal Distributes content through a network of music retailers that includes Bestbuy.com, CDNOW.com and Amazon.com Full technology solution for secure distribution and playback

Revenue Sources Transaction Fees Liquid Audio distributes to consumers downloadable music from record labels through its network of retailers and consumer electronics manufacturers and receives either the wholesale amount for the transaction or an agency fee. Promotional Fees Liquid Audio receives a promotional fee for the distribution of promotional downloads that "time out" in a certain period. License Fees Liquid Audio licenses a branded player through its retail and CE partners for free distribution that can then be upgraded by the consumer to a premium paid version of Liquid Player software.

Current Financial Performance Impact of free (illegal) music sharing services has severely impacted Liquid Audio's short-term financial performance Napster, Kazaa, Morpheus offer shared music for free in violation of copyright laws We offer secure digital music downloads that support major and independent record companies-copyrighted works from 5 out of 6 major labels

Market Size Projections "By 2007, downloads will generate $2.1 billion, or 17 percent of the music business." "Like the change from LPs to CDs, the switch to digital music will revitalize the suffering industry." Josh Bernoff, principal analyst at Forrester Research Downloads Save the Music Business, Aug. 2002

Financial Response to Market Impairment Reduced headcount from 200 to 79 persons Reduced "cash burn" from ($11.2M) Q2 01 to ($5.3M) Q2 02 Continue to reduce expenses to structure the company for the long run

Structured for the Long Term Focus upon US market only (reduce costs and strengthen focus) Partner with the largest record labels and help them offer legal music content Partner with the biggest music retailers to provide private label outsourcing of digital music Reduced staff to minimize cash burn Merger opportunity with Alliance Entertainment

Alliance Entertainment Merger Offers stockholders an opportunity to exploit short-term and long-term opportunities in music and video distribution through the combined strengths of both companies Significant strategic and operating synergies Tender offer of 10M Shares @ $3.00 per share provides immediate liquidity to those investors looking for cash distribution

Alliance Entertainment Merger S-4 Filed with SEC (July 23, 2002) Revised S-4 Filed with SEC (Sept. 5, 2002) Intend to have this accepted and mailed to shareholders by September 26th based upon the timing and response of the SEC

Corporate Governance Board currently consists of 5 outside and independent directors and 2 inside directors Audit Committee consists of 3 outside directors (Doig, Winblad, Imbler) Significant involvement of board in all aspects of the business

Background The Board, consisting of a majority of outside directors, hired Broadview in June 2001 to review strategic alternatives The Board has met on numerous occasions throughout this process Several offers have been made by MM Companies, Inc. and Steel Partners: 10/01: MMC and Steel Partners each make conditional $3.00 per share offers 02/02: MMC revises offer to $2.50 per share which has been dropped 06/02: Steel Partners revises offer to $2.75 per share In July 2002, after consulting with Broadview and counsel, the Board determined Alliance merger and $3.00 per share tender offer in the best interests of stockholders Based on the advice of Broadview, the Board determines that Steel's $2.75 offer is inadequate

Reasons to Support Liquid Audio's Nominees Liquid Audio's nominees are experienced entertainment executives and include the Company's founder MMC nominees seek to take control of the Company for nothing MMC's promise of $3.00 per share is highly qualified The Board is concerned that MMC will repeat what happened at musicmaker

BCP's Takeover of MM Companies Has Resulted In A Cessation Of Business Activity And A Slow Drain On The Company's Cash Position Over The Past Two Years Per Share Value Average quarterly cash burn since cash distribution: $870k Net revenue since cash distribution: $0.0 3/1/01: Cash distribution to shareholders ($3/share) 3/31/01: Restructuring charge reported ($2.1M or $0.63/share) Business operations cease BCP urges shutdown and liquidation of HITS Operating Expenses in 2002YTD (6/30/02): Insurance $193k Legal Fees $43k Professional Services $165k Rent $70k Board Members' compensation $44k Cash invested in 2002YTD: "Partnership" and available-for-sale securities investments $764k Other Expenses in 2002YTD: $132k Total Cash Burn in 2002: $1.4M $0.00 $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 9/8/00 11/3/00 12/29/00 2/23/01 4/20/01 6/15/01 8/10/01 10/5/01 11/30/01 1/25/02 3/22/02 5/17/02 7/12/02 9/6/02 Note: BCP refers to "Barrington Capital Partners" and/or all partnerships of which Seymour Holtzman and/or James Mitarotonda are affiliated/associated. Stock Price Per Share (weekly closing price) Net Cash Per Share (per 10-Q filings)